United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

June 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

CVRD, IDC and ISCOR sign Memorandum of Understanding to
develop Moatize coal mine

Rio de Janeiro, June 11, 2003 – Companhia Vale do Rio Doce (CVRD), the Industrial Development Corporation (IDC) and Iscor (LNM Group) have signed a non-binding Memorandum of Understanding (MOU) to undertake a feasibility study for the development of the Moatize coal deposit in Mozambique.

The Consortium is to spent US$3 million in the updating of the pre-feasibility study which was first undertaken in the 1980s by CVRD and others.

The project is aligned with the New Partnership for Africa's Development (NEPAD) and, if implemented, will represent one of the biggest integrated Public / Private Partnership initiatives for the development of infrastructure in the area and part of the Zambezi Valley development initiative.

It is anticipated that the project will involve the development of the mine to produce coking and steam coal (respectively with low and high ash content) for export and domestic consumption, the rebuilding of the Sena railway line, and the development of a port near Beira, for coal export.

Upon positive results of the update of the pre-feasibility study, the partners have also agreed to form a Special Purpose Vehicle (SPV) whose purpose would be to carry out the bankable feasibility study and to implement the project. The creation of the SPV is subject to the Mozambican government decision related to the concession of the mining rights and railroad and port operations and to multi-lateral / governmental agencies’ support in infrastructure investments.

CVRD intends to commercialize the coking coal to the Brazilian steelmakers.

It is expected that the IDC will play a major role in putting together finance. Other financiers have also shown interest in participating in the the project.

Iscor intends to use the Moatize coking coal for its South African Steel Plants.

CVRD is the largest diversified mining company in the Americas, with a market capitalization of approximately US$ 11 billion. CVRD is the world’s largest producer and exporter of iron ore and pellets and one of the leading global producers of manganese and ferro alloys. CVRD also produces bauxite, gold, kaolin, potash, alumina and aluminum, and is a major logistics player in Brazil. The company also holds some stakes in steel companies in South America and in the US.

IDC is a development finance institution (DFI). It focuses on contributing to economic growth, industrial development and economic empowerment through its financing activities. The IDC has evolved from being a leading industrial player at national and regional levels to being the first South African DFI to have its mandate extended to the rest of the African continent.

Iscor is the largest steel producer in Africa, with an annual production of about 6 million tons of steel products, both for the South African and for the international markets.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: June 12, 2003